January 26, 2010

Mark Brunhofer

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549-4720

Re:	PharMerica Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
File No. 1-33380

Dear Mr. Brunhofer:

We appreciate the opportunity to discuss the SEC’s (herein referred to as the “Commission”) comments with Sasha Parikh and you on January 25, 2010 as well as certain members of PharMerica Corporation (herein referred to as “PharMerica” or the “Company”) management and representatives of PricewaterhouseCoopers LLP. The participants on the call representing the Company are listed on the attached Appendix 1. This letter responds to your verbal comments received during that telephone conversation.

The following summarizes the verbal comments and the Company’s responses the Commission asked PharMerica to respond to within the context of this letter.

SEC Verbal Comments:

1.	In the Company’s response to the Commission on December 2, 2009 item three (3) of the last response appearing on page five (5), management represents its belief that the $27.9 million increase in the allowance for doubtful accounts “was appropriate and not excessive”. The Commission has asked how much was subsequently written-off and how much of these reserves remain on the balance sheet?

2.	The Commission has asked how much of the $27.9 million increase in the allowance for doubtful accounts has been subsequently taken into income and if any had been reversed into income, in which line item(s) does it appear?

The Company’s response:

Because the two questions are inter-related the Company combined the responses for comments 1. and 2.

As indicated on the call with the Commission, none of the $27.9 million reserves related to the increase in the allowance for doubtful accounts has been reversed and taken into income subsequent to the initial recognition of the bad debt charge in the third quarter of 2007. Evidence of this can be obtained through reference to our Annual Report on Form 10-K as of and for the year ended December 31, 2008, specifically as follows:

i)	Note 1 to the Notes to Consolidated Financial Statements provides the activity pertaining to the allowance for doubtful accounts. For the year ended December

31, 2007 and December 31, 2008 PharMerica wrote off receivables totaling $64.9 million of which approximately $42.4 million related to the acquired receivables, including $31.6 million written off in 2007. The 2007 write-offs are important to note because it speaks to management’s desire to address those receivables that we determined to have a low probability of being collected and for which the collection effort would not produce benefits. In 2009, another $2.9 million related to the acquired receivables were written off, bringing the total write-offs associated with the initial allowance to $45.3 million. The total initial allowance for doubtful accounts related to the acquired receivables, after consideration of the $27.9 million adjustment, was $47.9 million. While it is difficult to quantify the remaining reserves associated with the $27.9 million increase to the allowance for doubtful accounts, pre-acquisition receivables remain on the books, primarily related to the Company’s decision to pursue collection through legal or other alternatives.

ii)	In the Critical Accounting Estimates (“CAE”) section of the Form 10-K the Company discloses the allowance for doubtful accounts as a percent of gross receivables by quarter. As can be seen, as of September 30, 2007 the allowance as a percent of gross receivables on a consolidated basis approximated 22.9%. As a result of the Company’s position that we had exhausted the collection efforts associated with a significant amount of the acquired receivables a lot of the receivables were written off in the fourth quarter of 2007 ($31.6 million as indicated above). Accordingly, the allowance as a percent of gross receivables dropped to 16.9% as of December 31, 2007 and increased to 17.5% by December 31, 2008. The Company believes the consistency associated with the relationship of the allowance to the gross receivables further supports that none of the reserves established at the time of acquisition were taken into income. In addition, the consistency of the Company’s days sales outstanding (“DSO”) also documented in the CAE’s supports its position as well.

SEC Verbal Comment:

3.	The Commission has also requested that the Company provide it with an understanding of the correlation, if any, between our response to comment one (1) and item one (1) and comment three (3) item one (1) of the Company’s response dated December 2, 2009 appearing on pages two (2) and five (5), respectively.

The Company’s response:

In the Company’s response referred to above we state the facility receivables represent approximately 45% of the total acquired receivables. Later in the same letter, page five (5), we describe our processes which include, but are not limited to, a detailed review of accounts receivable due from the facilities by owner. The Company also indicates that as a result of this review an additional reserve of approximately $10.1 million was recorded as part of the overall $27.9 million increase in the allowance for doubtful accounts. In fact, there is a direct correlation between the two responses, as the facility receivables representing 45% of the acquired receivables are the same receivables for which the Company performed a detailed review resulting in the incremental $10.1 million reserve.

Summary

The Commission has preliminarily stated that the $27.9 million increase in the allowance for doubtful accounts should not be accounted for through the purchase price accounting however, the Commission has asked and the Company has agreed to reclassify the $27.9 million charge in its 2007 financial statements from the line item entitled “Integration, merger related costs and other charges” to a component of selling, general and administrative expenses. The Commission has also preliminarily stated that this change is considered a reclassification and not a restatement and that the reclassification and associated disclosures will be done prospectively beginning with PharMerica’s 2009 Annual Report on Form 10-K. Accordingly the Company advises that should the preliminary statement become final the Company will take the following actions in its 2009 Form 10-K:

1.	On the face of the Consolidated Statement of Operations for the year ended December 31, 2007, $27.9 million will be reclassified from integration, merger related costs and other charges to selling, general and administrative expenses.

2.	The consolidated statements of cash flows will be updated appropriately to give recognition to the reclassification.

3.	The reclassification disclosure in Note 1 of the Notes to Consolidated Financial Statements will now appear as follows:

Reclassifications

For the year ended December 31, 2007, the Corporation has reclassified $27.9 million from Integration, merger and acquisition related costs and other charges to the provision for doubtful accounts, a component of Selling, general and administrative expenses. The $27.9 million increase in the allowance for doubtful accounts is related to the acquired receivables of PharMerica LTC as of July 31, 2007, and is unrelated to the accounts receivable and revenue of KPS. These reclassifications have no impact on the Corporation’s total assets, liabilities, stockholders’ equity, net income (loss) or cash flows for the year ended December 31, 2007.

4.	The accounts receivable and allowance for doubtful accounts disclosure in Note 1 of the Notes to Consolidated Financial Statements related to the comprehensive assessment will now appear as follows:

Note 1

During the year ended December 31, 2007, the Corporation performed a comprehensive assessment of the allowance for doubtful accounts estimation methodologies and reserve levels in light of its expectations around the ultimate collection of its accounts receivable balances. As noted above, the Corporation considered recent industry trends, changes in reimbursement sources and procedures, age of receivables and recent collection history. In conjunction with the assessment management also considered the level of effort as well as the corresponding potential benefit necessary to collect receivables for which it deemed the probability of success to be low. Accordingly, it was concluded that a significant amount of the pre-acquisition receivables needed to be written off. In connection with that comprehensive assessment of allowance for doubtful accounts, included in amounts charged to costs and expenses was a change in accounting estimate to increase the allowance for doubtful accounts by $27.9 million, resulting in a loss per share impact of $0.84.

The change in accounting estimate of $27.9 million representing an increase in the allowance for doubtful accounts is related to the acquired receivables of PharMerica LTC as of July 31, 2007, and is unrelated to the accounts receivable and revenue of KPS. This amount was reclassified as a charge to bad debt expense, a component of Selling, general and administrative expenses. The related revenue had never been recorded in the accounts of either the Corporation or its predecessor entity, KPS.

5.	The table which appears in Note 8 of the Notes to Consolidated Financial Statements will be changed to exclude from the 2007 disclosure the $27.9 million.

6.	The Company will update all tables and the discussion within Management’s Discussion & Analysis to reflect the reclassification and include disclosures similar to 4. above to explain the reasons for the increase in the allowance for doubtful accounts.

We appreciate the opportunity to work with the Commission to bring this matter to resolution. To the extent that you have further questions with regard to this response, please do not hesitate to contact me at 502-627-7475.

Sincerely,

/s/ Michael J. Culotta

Michael J. Culotta

Executive Vice President and

Chief Financial Officer

Appendix 1

PharMerica Corporation

SEC Comment Letter Call Participants

PharMerica Corporation

Name	Title
Michael Culotta	Executive Vice President & Chief Financial Officer

Tom Caneris	Senior Vice President & General Counsel

Berard Tomassetti	Senior Vice President & Chief Accounting Officer

Brian Pate	Director of Financial Reporting

PricewaterhouseCoopers LLP

Name	Title
David Pickett	Partner

David Whitman	Partner

Bob Eydt	National Office Partner - SEC Services

Paul Kepple	National Office Partner - National Office Leader